Exhibit 99.5

MDxHealth SA

Consolidated statement of profit or loss

Thousands of $ (except per share amounts) For the years ended December 31	Notes	2023	2022	2021
Services	4	69,965	36,965	21,937
Royalties and other revenues	4	228	89	302
Revenues		70,193	37,054	22,239
Cost of sales (exclusive of amortization of intangible assets)	4	(26,264)	(17,835)	(11,675)
Gross profit		43,929	19,219	10,564
Research and development expenses	5	(6,376)	(5,497)	(5,589)
Selling and marketing expenses	5	(36,915)	(25,704)	(17,452)
General and administrative expenses	5	(23,010)	(23,308)	(13,915)
Amortization of intangible assets	5	(4,494)	(3,169)	(1,610)
Other operating (expense) income, net	7	(461)	559	1,161
Operating loss		(27,327)	(37,900)	(26,841)
Financial income	8	2,570	241	11
Financial expenses	8	(18,342)	(6,385)	(2,172)
Loss before income tax		(43,099)	(44,044)	(29,002)
Income tax	9	(1)	0	0
Loss for the year		(43,100)	(44,044)	(29,002)

Loss per share attributable to parent
Basic and diluted, $	20	(1.66)	(2.78)	(2.38)

Consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	Notes	2023	2022	2021
Loss for the year		(43,100)	(44,044)	(29,002)

Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		(149)	593	264
Total other comprehensive income (loss)		(149)	593	264
Total comprehensive loss for the year (net of tax)		(43,249)	(43,451)	(28,738)

Consolidated statement of financial position

Thousands of $ For the years ended December 31	Notes	2023	2022
ASSETS
Non-current assets
Goodwill	3/10	35,926	35,926
Intangible assets	11	44,337	46,166
Property, plant and equipment	12	4,956	3,791
Right-of-use assets	12	4,989	4,103
Financial assets		763	-
Total non-current assets		90,971	89,986

Current assets
Inventories	13	2,779	2,327
Trade receivables	14/19	11,088	9,357
Prepaid expenses and other current assets	14	1,914	1,962
Cash and cash equivalents	15/19	22,380	15,503
Total current assets		38,161	29,149
TOTAL ASSETS		129,132	119,135

EQUITY
Share capital	22	173,931	133,454
Issuance premium	22	153,177	153,177
Accumulated deficit		(331,446)	(288,346)
Share-based compensation	24	12,139	11,474
Translation reserve		(593)	(444)
Total equity		7,208	9,315

LIABILITIES
Non-current liabilities
Loans and borrowings	16/19	35,564	34,914
Lease liabilities	16	3,578	3,091
Other non-current financial liabilities	16/19	63,259	53,537
Total non-current liabilities		102,401	91,542

Current liabilities
Loans and borrowings	16/19	643	616
Lease liabilities	16	1,480	1,172
Trade payables	18/19	8,811	10,178
Other current liabilities	18	5,694	3,985
Other current financial liabilities	16/19	2,895	2,327
Total current liabilities		19,523	18,278
Total liabilities		121,924	109,820
TOTAL EQUITY AND LIABILITIES		129,132	119,135

Consolidated statement of changes in equity

	Attributable to owners of mdxhealth sa
Thousands of $ (except number of shares)	Number of shares	Share capital & issuance premium	Accumulated Deficit	Share-based compensation	Translation reserve	Total equity
Notes		22		24
Balance at January 1, 2021	9,069,145	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the year			(29,002)			(29,002)
Other comprehensive income					264	264
Total comprehensive income for the year			(29,002)		264	(28,738)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	6,527,777	68,566				68,566
Share-based compensation costs				1,222		1,222
Balance at December 31, 2021	15,596,922	281,631	(244,302)	10,607	(1,037)	46,899

Balance at January 1, 2022	15,596,922	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the year			(44,044)			(44,044)
Other comprehensive income					593	593
Total comprehensive income for the year			(44,044)		593	(43,451)

Transactions with owners in their capacity as owners:
Issuance of shares as part of GPS acquisition	691,171	5,000				5,000
Share-based compensation costs				867		867
Balance at December 31, 2022	16,288,093	286,631	(288,346)	11,474	(444)	9,315

Balance at January 1, 2023	16,288,093	286,631	(288,346)	11,474	(444)	9,315
Loss for the year			(43,100)			(43,100)
Other comprehensive income					(149)	(149)
Total comprehensive income for the year			(43,100)		(149)	(43,249)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	10,750,000	39,599				39,599
Issuance of shares as part of amended GPS asset purchase agreement	250,000	878				878
Share-based compensation costs				665		665
Balance at December 31, 2023	27,288,093	327,108	(331,446)	12,139	(593)	7,208

*	The company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”) as of November 13, 2023. All share amounts and the EPS were adjusted retroactively to reflect the reverse stock-split.

Consolidated statement of cash flow

Thousands of $ For the years ended December 31	Notes	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(27,327)	(37,900)	(26,841)
Depreciation	12	2,365	1,740	1,426
Amortization of intangible assets	11	4,494	3,169	1,610
Impairment	11	-	44	-
Share-based compensation	24	665	867	1,222
Other non-cash transactions		421	(473)	(325)
Cash used in operations before working capital changes		(19,382)	(32,553)	(22,908)

Increase (-) / decrease (+) in inventories	13	(452)	(416)	413
Increase (-) in receivables	14	(1,683)	(5,122)	(1,383)
Increase (+) in payables	18/19	20	3,973	1,330
Net cash outflow from operating activities		(21,497)	(34,118)	(22,548)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	12	(2,747)	(2,789)	(896)
Acquisition and generation of intangible assets	11	(2,272)	(1,374)	-
Acquisition of Genomic Prostate Score Business	11	-	(25,000)	-
Interests received	8	1,088	125	11
Net cash outflow from investing activities		(3,931)	(29,038)	(885)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	22	39,599	-	68,566
Proceeds from loan obligation	16	-	34,291	-
Repayment of loan obligation and debt extinguishment costs	16	(1,659)	(10,805)	-
Amendment fee related to GPS Asset Purchase Agreement	16	(250)	-	-
Payment of lease liability	16	(1,610)	(1,358)	(1,057)
Payment of interest		(3,610)	(1,412)	(1,011)
Other financial expenses	8	(190)	-	-
Net cash inflow from financing activities		32,280	20,716	66,498

Net increase (+) / decrease (-) in cash and cash equivalents		6,852	(42,440)	43,065

Cash and cash equivalents at beginning of the financial year		15,503	58,498	15,953
Effect on exchange rate changes		25	(555)	(520)
Cash and cash equivalents at end of the financial year	14/18	22,380	15,503	58,498

NOTE 1: Status and principal activity

When used in this report, all references to “MDxHealth”, the “company”, “we”, “our” and “us” refer to MDxHealth, SA and its subsidiaries. MDxHealth is a limited liability company domiciled in Belgium, with offices and labs in Belgium, the United States and The Netherlands.

MDxHealth is a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. The Company’s novel prostate cancer genomic testing solutions combine advanced clinical modeling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., PSA, DRE, age) used by clinicians.

The Company’s Select mdx and Confirm mdx solutions address men at risk for developing prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. The Company’s Genomic Prostate Score (GPS) solution addresses men newly diagnosed with prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease, including active surveillance. The Company’s collective decades of experience in precision diagnostics and its portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports its active pipeline of new testing solutions for prostate and other urologic diseases.

MDxHealth offers its laboratory solutions from its state-of-the-art, 13,448 square feet, College of American Pathologists (CAP)-accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified, molecular laboratory facility located at its U.S. headquarters in Irvine, California as well as a CLIA-certified lab in Plano, Texas. MDxHealth also operates a research and development-focused molecular laboratory facility, MDxHealth B.V., located in Nijmegen, the Netherlands.

The Company is headquartered in Belgium. The parent company, MDxHealth SA, has its registered and corporate office in Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium. MDxHealth, Inc., the Company’s U.S. subsidiary, is located at 15279 Alton Parkway, Suite 100, Irvine, CA 92618, United States. MDxHealth B.V., the Company’s Dutch subsidiary, is located at Transistorweg 5, 6534 Nijmegen, The Netherlands.

American Depositary Shares (“ADS”), each representing 10 ordinary shares of the Company, began trading on the Nasdaq Capital Market on November 4, 2021. On November 13, 2023, the Company completed a 1-for-10 reverse stock split of its ordinary shares, after which each ADS represented one ordinary share. On November 27, 2023, the Company completed the mandatory exchange of all of its ADSs for one ordinary share each and subsequently terminated the Company’s ADS facility, at which time the ordinary shares were admitted to listing on the Nasdaq Capital Market under the symbol “MDXH”. Following a transition period of three weeks, the Company de-listed its ordinary shares from Euronext Brussels and, as of December 15, 2023, its ordinary shares began solely trading on the Nasdaq Capital Market. The disclosures in these financial statements give retroactive effect to these changes.

NOTE 2: Summary of Material Accounting Policies

2.1. Basis of preparation and statement of compliance

MDxHealth’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretation Committee (IFRS-IC) applicable to companies reported under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB), collectively “IFRS”. In addition the financial statements are also prepared in accordance with IFRS as adopted by the EU (“EU IFRS”).

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The functional and presentation currency is the U.S. Dollar ($) and all amounts are presented in thousands of U.S. Dollars, rounded to the nearest thousand, unless otherwise indicated.

Reclassifications

Certain prior period balances have been reclassified to conform to current period presentation of the Company’s consolidated financial statements and accompanying notes. Such reclassifications have no effect on previously reported results of operations, accumulated deficit, subtotals of operating, investing or financing cash flows or consolidated balance sheet totals.

2.2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of MDxHealth SA (Belgium) and its wholly owned subsidiaries, including MDxHealth Inc. (United States), and MDxHealth BV (The Netherlands) for each fiscal year ending on December 31.

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The acquisition method of accounting is used to account for business combinations by the Company.

All intercompany balances, profits and transactions are eliminated upon consolidation.

2.3. Going Concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2023, had an accumulated deficit of $331.4 million, a net loss of $43.1 million, and net cash used in operating activities of $21.5 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of December 31, 2023, the Company had cash and cash equivalents of $22.4 million. On May 1, 2024, the Company closed a $100 million loan and security agreement with funds managed by OrbiMed Advisors LLC. The Company drew down $55 million from this loan, replacing its existing $35 million debt facility with Innovatus. Taking into account the above financial situation and on the basis of the most recent business plan including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to meet the conditions and covenants as part of the OrbiMed credit facility as well as to access additional cash through debt, equity or other means, for which at this moment a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern. The Company also believes the going concern assumption is justified based on its ability to realize cost savings in case it will not be successful in raising additional cash through debt, equity or other means.

Macroeconomic Factors

The Company does not believe that the Ukraine war or the war in Israel/Gaza has an impact on the Company’s ability to continue as a going concern. There is no direct or indirect impact of these conflicts on the day-to-day business of the Company. The Company is not materially impacted by inflation, supply disruption or cyber-attacks due to the current geopolitical conflict.

With regards to climate-related matters, the Company is not impacted in a material way by extreme weather conditions.

2.4. Use of estimates and judgments

Management makes certain critical accounting estimates and management judgments when applying the Company’s accounting policies, which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are continuously evaluated based on historical experience and other factors, including expectations of future events, which are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Judgements:

Financial Liabilities and Assets (Note 16)

The warrant issued to Exact Sciences as well as the right held by MDxHealth to pay the earnout obligation either in cash or in shares, up to certain limits, were considered as embedded derivatives of the host financial (earnout) liability and not closely related to the host financial liability given the differences in risk and exposure:

●	The fair value of the Company’s option to settle the earnout obligation in cash or through the issuance of additional shares of the Company was measured based on a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price as well as the 7.5% ownership limit of the outstanding shares of MDxHealth, as described above. This valuation model is considered as level 3 input and was valued as a $0.8 million financial asset; and

●	The fair value of the warrant held by Exact Sciences to acquire up to 1,000,000 of the Company’s shares at an exercise price of $5.265 per share, was measured based upon a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price. This valuation model is considered as level 3 input and was valued at $2.2 million financial liability.

Revenue recognition (Note 4):

As further described in Note 2.7 (paragraph “Determining the Transaction Price”), the Company analyzes historical collection data on a quarterly basis and makes adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation.

Going Concern (Note 2.3)

Management needs to make significant judgements whether the Company will have sufficient liquidity to continue operations during the next twelve months. Refer to Note 2.3 for management assessment.

Estimates:

The areas where assumptions and estimation uncertainties in the financial statements have potentially the most significant effect in 2023, are listed below:

Financial Liabilities and Assets (Note 16)

Other financial assets and liabilities are accounted for at fair value through the statement of profit or loss and include the following:

The fair value of the contingent consideration payable to Exact Sciences (for the GPS acquisition) and to NovioGendix, which are presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities” are based on an estimated outcome of the conditional purchase price and contingent payments arising from contractual obligations (level 3 input). These were initially recognized as part of the purchase price and then subsequently measured for fair value. Any changes to fair value are recorded in the statement of profit or loss through either “other operating (expense) income”, “financial income” or “financial expense” depending on the underlying driver for the fair value adjustment.

The fair value of the GPS contingent consideration is based on the estimated timing and amount of the earnout payments. This estimate is then discounted to its net present value, taking into account the expected time when the earnout would become payable in 2025, 2026, and 2027. This contingent consideration was initially recorded along with the purchase price allocation of this business combination as detailed in Note 3.

In August 2023, the Company and Exact Sciences amended their existing GPS asset purchase agreement in consideration for an amendment fee of $250,000 in cash and 250,000 of the Company’s shares, a 5-year subscription right (warrant) to acquire up to 1,000,000 of the Company’s shares at an exercise price of $5.265 per share (representing a 50% premium to the market price of the shares as of August 18, 2023), and an increase in the potential aggregate earnout amount from $70 million to $82.5 million. At the option of MDxHealth, the earnout amounts can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5% (increased from 5% in the initial agreement) of the outstanding shares of MDxHealth.

The amendment resulted in a fair value adjustment to the contingent consideration liability of $9.7 million for the year ended December 31, 2023, of which 9.1 million was recorded in “financial expenses” and resulted from changes in the weighted-average cost of capital (WACC) as well as changes in the terms of the earnout following the GPS asset purchase agreement amendment in August 2023, while the remaining $0.6 million was recorded under “other operating (expense) income, net”. The contingent consideration liability is considered as a financial liability based on level 3 input and was valued at $62.6 million as of December 31, 2023, using a discount rate of 12.83%.

The fair value of the contingent consideration related to NovioGendix is based on a risk-adjusted future cash flows of different scenarios discounted using an interest rate of 12.83%. The fair value of the liability for the year ended December 31, 2023, was valued at $1.2 million, of which $550,000 is considered to be current.

The fair value of the derivative financial liabilities related to the Innovatus derivative call option (as detailed in Note 16) was performed using a binomial pricing model which takes into account several factors including the expected evolution in Company’s share price and are considered as level 3 input. The fair value of the liability for the year ended December 31, 2023, is estimated at $192,000.

Impairment Testing (Notes 3, 10 and 11)

The Company recorded Goodwill of $35.9 million as part of the GPS business combination in the prior year (detailed in Note 3), which is subject to annual impairment testing. The Company has performed an impairment test as of December 31, 2023, at the level of the entire company which is in line with the level at which management monitors its profitability. The Company’s cash-generating unit (CGU) is expected to benefit from the synergies of the business combination.

The impairment testing is based on a discounted cash flow (DCF) model, with cash flows for the next five years derived from the internal budgets and a residual value that assumes a perpetual growth rate of 2%. The value-in-use is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Key underlying estimates are considered to be the estimated cashflows and the weighted-average cost of capital, and are further described in Note 10.

Share-Based Payments (Note 24)

Management estimates the fair value of the equity-settled share-based payment transactions by using the Black-Scholes option valuation model:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception;

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant;

●	Risk-free interest rate is based on the interest rate applicable for the 10-year Belgian government bond at the grant date given all grants during 2023 were done at the moment the Company was still listed on Euronext.

2.5. New Standards, Interpretations and Amendments

2.5.1. New Standards, Interpretations and Amendments adopted by the Company

The accounting policies have been consistently applied by the Company and are consistent with those used in previous years.

The following amendments and interpretations issued by the IASB and IFRIC apply for the first time in 2023, but do not have a significant impact on the consolidated financial statements of the Group.

●	IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)

●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued on 12 February 2021)

●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021)

●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021)

●	Amendments to IFRS 17 Insurance contracts: initial application of IFRS 17 and IFRS 9 – Comparative information (issued on 9 December 2021

●	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (issued on 23 May 2023)

This adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

2.5.2. Standards and Interpretations issued but not yet effective in the current period

Certain new accounting standards and amendments to standards have been published, but were not mandatory for the December 31, 2023, reporting period.

No amendments to standards that are issued but not yet effective are considered to materially affect the Company’s accounting policies or any of the disclosures when applied for the first time.

The following amendments have been issued, but are not mandatory for the financial year beginning January 1, 2023:

●	Amendments to IAS 1 ‘Presentation of Financial Statements: Classification of Liabilities as current or non-current’ (effective January 1, 2024), affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The amendments:

o	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

o	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services; and

o	clarify how conditions with which an entity must comply within 12 months after the reporting period, such as covenants, affect the corresponding liability’s classification.

●	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective January 1, 2024). The amendments explain how an entity accounts for a sale and leaseback after the date of the transaction, specifically where some or all the lease payments are variable lease payments that do not depend on an index or rate. They state that, in subsequently measuring the lease liability, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use it retains. Any gains and losses relating to the full or partial termination of a lease continue to be recognized when they occur as these relate to the right of use terminated and not the right of use retained.

●	Amendments to IAS 7 ’Statement of Cash Flows’ and IFRS 7 ‘Financial Instruments: Disclosures’1: Supplier Finance Arrangements, effective 1 January 2024

●	Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability’1, effective 1 January 2025

The Company is analyzing the impact, if any, on its consolidated financial statements in view of the application of the amendment of IAS 1.

2.6. Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Company’s functional and presentation currency is the U.S. dollar based on the continuing development of the commercial activities in the U.S. market.

Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss.

The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet. At December 31, 2023, the official exchange rate applied for assets and liabilities was €1 to $1.105 (2022: €1 to $1.066) quoted by the European Central Bank.

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates. At December 31, 2023, the official exchange rate applied for income and expenses was €1 to $1.0813 (2022: €1 to $1.053) quoted by the European Central Bank.

●	All resulting exchange differences are recognized in other comprehensive income.

2.7. Revenue recognition

Performance obligations and timing of revenue recognition

The majority of the Company’s revenue is derived from laboratory services with revenue recognized at a point in time when control of the services has transferred to the customer. This is generally when the test results are delivered to the customer.

Minor other Company’s revenue is derived from license fees and royalties:

●	License fees are recognized when the Company has fulfilled all conditions and obligations. If the Company has continuing performance obligations towards the fees, the fee will be recognized on a straight-line basis over the contractual performance period.

●	Royalties are recognized as revenue once the amounts due can be reliably estimated based on the sale of the underlying products and services and when the collection of the royalties can be reasonably assured.

License up-front (signature fees) and non-refundable fees for access to prior research results and databases are recognized when earned, if the Company has no continuing performance obligations and all conditions and obligations are fulfilled. If the Company has continuing performance obligations towards the fees, the fee will be recognized on a straight-line basis over the contractual performance period.

Royalties are generated from the sales by third parties of products or services which incorporate the Company’s proprietary technology. Royalties are recognized as revenue once the amounts due can be reliably estimated based on the sale of the underlying products and services and when the collection of the royalties can be reasonably assured.

Determining the transaction price

A large portion of the Company’s revenues are derived from Medicare, which reimburses the Company for tests performed on its insured patients. Medicare has set a fixed price (via a Local Coverage Determination or “LCD”) for the Company’s Confirm mdx, Select mdx, and GPS tests. Therefore, the amount of revenue recognized from Medicare for these tests is determined by reference to the LCD pricing.

For other patients insured by commercial insurance companies where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data – on an individual payor basis – to estimate its future collection and corresponding revenues that should be recognized for each type of test.

The Company analyzes historical collection data on a monthly basis and makes monthly adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation.

When historical collection data is insufficient to estimate future collections, the Company defaults to cash basis, meaning that revenues will not be recognized until actual cash payment is received from the payor.

Total revenue in any given year includes amounts related to tests performed in previous years that relate to:

●	revenue from transactions in previous years that did not previously meet the revenue recognition criteria;

●	differences between the revenue recognized in previous years and the actual amount received; and

●	reversals of revenue relating to balances that are outstanding for more than 9 months.

2.8. Segment information

Information for the Company’s operating segments has been determined by reference to the information used by the chief operating decision maker (“CODM”) of the Company to review the performance of the Company and in making decisions on allocation of resources, the nature of the activities and the management structure and accountabilities. The Company’s CEO has been identified as the chief operating decision maker in accordance with his designated responsibility for the allocation of resources to operating segments and assessing their performance through periodic reporting. The CODM periodically reviews the Company’s performance based on information at a company level.

The Company monitors the profitability of the group as a whole given revenues are generated from clinical laboratory service testing and does accordingly not distinguish different business segments.

2.9. intangible assets

Initial measurement:

Externally acquired

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are determined using appropriate valuation techniques.

Intangible assets are recognized on the business combinations of NovioGendix in 2015 (Select mdx) and GPS in 2022 and include:

●	Externally acquired intellectual property, including patents, technology and related IP; and

●	Customers.

All were valued through application of the relief from royalty method, except for the customers which were valued on the basis of multi-period excess earnings method.

Externally acquired intangible assets also include patents and software licenses which are initially recognized at cost.

Internally generated intangible assets (development costs)

Development costs are capitalized when requirements for capitalization during the development phase have been met. In absence of meeting the requirements, these are expensed in the period in which they were incurred as research and development expenses.

Internally generated intangible assets relate to Confirm mdx, Select mdx, Resolve mdx and GPS.

Subsequent measurement

Intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses amortized on a straight-line basis over their estimated useful lives on the following basis:

●	Patents & software: shorter of (a) 5 years; or (b) the software license period / patent life

●	Intellectual property: 10-15 years

●	Customers: 6.5 years

●	Capitalized development costs: 5 years

Amortization over the asset’s useful life shall begin when the asset is available for use. Amortization of intangible assets are presented as a separate line in the consolidated statement of profit or loss.

2.10. Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Repair and maintenance costs are charged to the income statement as incurred. Depreciation is charged to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following basis:

●	Equipment: 5 years

●	IT hardware and software: 3 years

●	Furniture: 5 years

●	Vehicles: 5 years

●	Leasehold improvements: in line with the non-cancellable lease period of the related lease

2.11. Right-of-use assets and liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Depreciation periods range between 3 and 6 years. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date which is in the following ranges:

●	Buildings: 10% and 12.75%

●	Vehicles: 2.5% and 3.75%

●	Materials: 9.75% and 12%

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

2.12. Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The Company monitors its Goodwill at consolidated Company level which is the level of the Company of cash-generating units (CGUs) benefiting from the synergies. Non-financial assets other than Goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.13. Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises merely purchase costs, as the inventory consists solely of raw materials. Raw materials are not ordinarily interchangeable, and they are as such accounted for using the specific identification of their individual cost.

The Company does not account for work in progress and finished products.

2.14. Cash and cash equivalents

Cash and cash equivalents are carried on the consolidated statement of financial position at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts. Bank overdrafts, if any, are included in borrowings included in current liabilities.

2.15. Taxation

Current tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred income tax is provided in full using the “balance sheet liability method”, on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.16. Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.17. Financial Assets

The financial assets consist mainly of trade receivables and other current assets (deposits) as well as the Company’s option to settle the earnout obligation to Exact Sciences in cash or through the issuance of additional shares of the Company (refer to Note 3 for additional details on the Company’s earnout obligation to Exact Sciences).

Trade receivables and other current assets (deposits)

Classification and measurement on initial recognition

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

The company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

For both trade receivables that do not contain a significant financing component, and trade receivables for which the collection is expected in less than one year, the Company has applied the simplified approach to providing for expected credit losses (ECL) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables.

Trade receivables do not carry any interest and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses, where applicable.

Subsequent measurement

After initial recognition, trade receivables and some other current assets as listed in Note 14 are measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses.

Option to settle the earnout obligation to Exact Sciences in cash or through the issuance of additional shares of the Company

Classification and measurement on initial recognition

At the option of MDxHealth, the earnout amounts to Exact Sciences can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5% (increased from 5% in the initial agreement) of the outstanding shares of MDxHealth.

This option is considered as an embedded derivative of the host financial (earnout) liability and not closely related to the host financial liability and is recognized at fair value through the statement of profit or loss at each closing date using the Monte Carlo valuation model, as further detailed in Note 3.

2.18. Financial Liabilities

The financial liabilities consist mainly of loans and borrowings, lease liabilities, trade and other payables and other financial liabilities that include derivative financial liabilities and contingent consideration related to business combinations.

Measurement on initial recognition

At initial recognition, financial liabilities are measured at fair value less transaction costs unless the financial liability is carried at fair value through the statement of profit or loss, in which case the transaction costs are immediately recognized in the statement of profit or loss. The best estimate of the fair value at initial recognition is usually the transaction price, represented by the fair value of the consideration given or received in exchange for the financial instrument. Any difference between the fair value estimated by the entity and the transaction price (“day one gain or loss”) is recognized:

●	in the statement of profit or loss if the estimate is evidenced by a quoted price in an active market; and

●	deferred as an adjustment to the carrying amount of the financial instrument in all other cases.

The fair value of the contingent consideration payable at the date of acquisition is computed as the sum of the probability-weighted fair values of the purchase prices, as follows:

●	GPS: the liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable.

●	NovioGendix: each of the potential product development paths. The fair value of each path is in turn computed as the sum of the survival probability discounted to present values of the contingent payments in each such path, including the milestone and commercialization payments. Any other financial liability included in the consideration payable for a business combination is recorded at fair value at the date of acquisition.

The fair value of the derivative financial liabilities is determined as follows:

●	Exact Sciences 5-Year Warrants: The fair value of the warrant held by Exact Sciences to acquire up to 1 million shares of MDxHealth was measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price.

●	Innovatus: The derivative financial instrument related to the Innovatus debt facility option to convert up to 15% of the outstanding aggregate principal amount into ordinary shares of the Company for a period up to August 2, 2025, is accounted for at fair value with a portion of the transaction costs allocated to the embedded derivative being expensed as incurred. The embedded derivative will be measured as an American call option using a binomial tree option pricing model with changes to fair value being recorded in the statement of profit or loss under financial expenses or income, as described further in Note 16.

Subsequent measurement

After initial recognition, loans and borrowings, lease liabilities, trade and other payables, are measured at amortized cost using the effective interest method. Contingent considerations and derivative financial liabilities are measured at fair value and are reviewed at each reporting period, with any changes in fair value recorded in the statement of profit or loss in either operating results (e.g., for changes in internal forecasts and projections) or financial results (e.g., for changes in net present value), depending on the nature of the driver of the fair value adjustment.

2.19. Retirement benefit plans and employee savings plans

Payments to defined contribution employee savings plans are charged as an expense as they fall due. The Company does not offer nor operate any material defined benefit plans for its employees.

2.20. Share-based compensation plans for personnel, directors and business associates

The Company grants stock options in accordance with several share-based compensation plans in consideration for services performed by personnel, directors and business associates. The cost of the services rendered is measured at the fair value of the granted options and recognized as an expense in the statement of profit or loss. The corresponding credit is recorded directly into equity.

The estimate of the number of options which will ultimately vest is revised at each reporting date. The change in estimate is recorded as an expense with a corresponding correction in equity.

The received amount, less directly attributable transaction costs, will be recorded as share capital and share premium when the options are exercised.

NOTE 3: Business combination

Acquisition of Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS) from Exact Sciences

On August 2, 2022, the Company announced it has entered into an agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the GPS test from Exact Sciences. MDxHealth acquired GPS in order to expand its menu of tests targeted into urology and prostate cancer and in order to position the Company as one of the leaders in the urology and prostate cancer space with one of the most comprehensive menus of precision diagnostics.

Under the terms of the agreement, the Company acquired the GPS prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million was settled through the delivery of 691,171 shares of the Company, at a price per share of $7.23. Following the closing, which took place on August 2, 2022, an additional aggregate earnout amount of up to $70 million was to be paid by the Company to Exact Sciences over a three year period, commencing in 2024, in tranches equal to a portion of the annual revenues attributable to the GPS prostate cancer business for the preceding fiscal year; provided, in each instance, that such revenues exceed certain minimum revenue milestones for such fiscal year.

At the option of MDxHealth, the earnout amounts can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 5% of the outstanding shares of the MDxHealth.

The Acquisition was accounted for under the acquisition method of accounting and was being treated as a business combination in accordance with IFRS given that there are inputs from the intellectual property and customers acquired, a substantive process, consisting of a workforce that was hired from Exact Sciences, which allows the Company to generate outputs as from day 1 of the acquisition. The purchase price was allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition.

The acquisition consideration was comprised of (in thousands of $):

Cash	25,000
Stock	5,000
GPS Contingent consideration	50,483
Total acquisition consideration	80,483

The purchase price in excess of the fair value of net assets acquired, has been considered as residual Goodwill for an amount of $35.9 million.

The fair value of the identifiable assets at the date of acquisition were:

Thousands of $	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Intangible assets IP / Brand	-	36,550	36,550
Intangible assets Customer relationships	-	8,007	8,007
Total identified assets	-	44,557	44,557
Goodwill	-	35,926	35,926
Acquisition price	-	-	80,483

We have performed a fair value analysis of the business combination, with corresponding adjustments to the intangible assets.

The accounting for the business combination resulted in fair values at date of acquisition of $44.6 million for the IP/brand and customer relationships, based on the relief-from-royalty valuation method, with a royalty rate of 9.56% and a remaining useful life of 15 years for the IP/Brand and a useful life of 6.5 years for the customer relationships. The discount rate (post-tax WACC) used for the valuation was set at 14.95%. The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at level of operations, existing customer base, and sales & marketing.

Following the closing, an additional aggregate earnout amount of up to $70 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025. The contingent consideration was assessed at $52.9 million at December 31, 2022. The liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable, as further detailed in Note 16. Fair value adjustments to this contingent consideration liability are recognized in the statement of profit or loss as described in Note 8.

The net deferred tax asset resulting from this purchase price allocation was not recognized given insufficient future taxable profits. The recognized goodwill is expected to be fully tax deductible upon actual payment of the contingent consideration.

The total acquisition-related costs recognized as an expense in general and administrative expenses for the year ended December 31, 2022, were $3.7 million.

The GPS acquisition contributed $30.9 million and $9.3 million to the Company’s consolidated revenues for the periods ended December 31, 2023 and 2022, respectively. The Company is unable to determine what the full year 2022 GPS revenues would have been had the acquisition been completed as of January 1, 2022, given that the Company would have to make assumptions related to GPS while it was owned and sold by Exact Sciences and to do so would be impracticable.

The Company financed the acquisition in part through a $35 million loan and security agreement with an affiliate of Innovatus Capital Partners, LLC (“Innovatus”), which replaced the Company’s existing €9 million debt facility with Kreos Capital (“Kreos”). Refer to Note 16 for further details.

On August 23, 2023, MDxHealth and Exact Sciences Corporation amended their existing Oncotype DX GPS prostate cancer business asset purchase agreement, deferring the Company’s initial earnout payment by 3 years, from 2024 to 2027, in consideration for an amendment fee of $250,000 in cash and 250,000 of the Company’s shares, a 5-year subscription right (warrant) to acquire up to 1,000,000 of the Company’s shares at an exercise price of $5.265 per share (representing a 50% premium to the market price of the shares as of August 18, 2023), and an increase in the potential aggregate earnout amount from $70 million to $82.5 million. The resulting financial charges of this amendment are further described in Note 8.

The Company agreed to convene a general shareholders’ meeting to approve the subscription right. Under the terms of the amended asset purchase agreement, MDxHealth has agreed to make earnout payments to Exact Sciences in each of fiscal years 2025, 2026 and 2027, based upon certain revenues related to fiscal years 2024, 2025 and 2023, respectively. At the option of MDxHealth, the earnout amounts can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5% (increased from 5% in the initial agreement) of the outstanding shares of the Company.

NOTE 4: Revenue and cost of sales

Revenue

Thousands of $ For the years ended December 31	2023	2022	2021
Services	69,965	36,965	21,937
Royalties and other revenues	228	89	302
Total revenue	70,193	37,054	22,239

Revenues related to royalties, licenses and other revenues are generally recognized over time as described in Note 2.7.

The Company did not recognize any contract assets or contracts liabilities.

Total revenue for 2023 was $70.2 million, an increase of 89% as compared to total revenue of $37.1 million for 2022. 2023 revenues were comprised of $30.9 million from GPS, $24.8 million from Confirm mdx, $9.7 million from Resolve mdx, with the remaining revenues from Select mdx and other. Total revenue of $37.1 million for 2022 increased 67% compared to total revenue of $22.2 million for 2021. 2022 revenues were comprised of $21.8 million from Confirm mdx, $9.3 million from GPS, $4.9 million from Resolve mdx, with the remaining revenues from Select mdx and other.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled service provider, the Company bills the regional Medicare Administrative Contractor (“MAC”) for CMS that covers the region where the testing service is performed by the Company. The Confirm mdx test obtained a positive Medicare local coverage determination (“LCD”) in 2014, the GPS test obtained a positive Medicare coverage LCD in 2015, and the Select mdx test obtained a positive Medicare coverage LCD in 2023, each of which provides coverage for Medicare patients throughout the United States.

In 2023, Medicare represented the only payer generating over 10% of the Company’s revenues, for a total of $27.7 million (2022: $15.8 million; 2021: $8.5 million).

At the end of 2023, the Company had concluded agreements with 140 commercial payors for Confirm mdx (2022: 129; 2021: 119), 84 commercial payors for Select mdx (2022: 62; 2021: 54) and 62 commercial payors for GPS (2022:29; 2021: 0).

Segment revenue

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in United States of America and Europe.

In 2023, the Company earned 99.7% (2022: 99.8%; 2021: 98.6%) of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. Although the Company is incorporated in Belgium, the 2023 revenues generated in Belgium were not material. In 2023, the clinical laboratory testing in the U.S. CLIA laboratories represented 99% of the Company’s revenue (2022: 99%; 2021: 97%), while the out-licensing of intellectual property revenue in Europe represented less than 1% (2022: less than 1%; 2021: 1.5%).

The amount of its revenue from external customers broken down by location is shown in the table below:

Thousands of $ For the years ended December 31	2023	2022	2021
United States of America	69,708	36,768	21,785
Europe	476	277	441
Rest of the world	9	9	13
Total segment revenue	70,193	37,054	22,239

At the end of 2023, 91% of the non-current assets were located in the US (2022: 93%; 2021: 38%) and the remaining 9% in Europe (2022: 7%; 2021: 62%). The increase in non-current assets located in the U.S. is mainly due to acquired intangible assets in the GPS business combination in 2022 as detailed in Note 3.

Cost of sales

Thousands of $ For the years ended December 31	2023	2022	2021
Cost of sales	26,264	17,835	11,675
Total cost sales	26,264	17,835	11,675

The costs of sales include the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. Amortization of intangible assets are excluded from cost of sales and are presented separately in the statement of profit or loss, as further detailed in Note 5.

NOTE 5: Nature of expenses

Research and development expenses

Thousands of $ For the years ended December 31	Notes	2023	2022	2021
Personnel costs	6	3,693	2,453	1,949
Depreciation	12	428	212	276
Impairment	11	-	44	-
Lab consumables		639	713	793
Patent expenses		83	430	577
External collaborator fees		199	783	1,020
Clinical validation		765	584	842
Other expenses		569	278	132
Total research and development expenses		6,376	5,497	5,589

Research and development expenses consist of costs incurred for the development and improvement of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products.

For the year ended December 31, 2023, research and development expenses increased by $0.9 million, or 16%, primarily due to annual compensation increases, as well as an increase in ongoing clinical studies, partially offset by savings in patent expenses, lab consumables, and external collaborator fees.

For the year ended December 31, 2022, research and development expenses decreased $0.1 million, or 2%, compared to 2021, primarily due to decreases in clinical study costs, external research and collaborator fees offset by increases in personnel costs.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	Notes	2023	2022	2021
Personnel costs	6	27,952	19,070	13,402
Depreciation	12	888	750	504
Professional fees		710	1,259	523
Marketing expenses		5,075	2,843	1,761
Travel expenses		1,061	789	340
Offices & facilities expenses		459	356	436
Other expenses		770	637	486
Total selling and marketing expenses		36,915	25,704	17,452

The Company’s selling and marketing expenses are expensed as incurred and include costs associated with its sales organization, including its direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

For the year ended December 31, 2023, selling and marketing expenses increased by $11.2 million, or 44%, compared to 2022, primarily due to an increase in personnel costs related to the Company’s acquisition of the GPS business in August 2022, as well as increased direct marketing expenses, travel expenses, facilities expenses, and depreciation offset by a decrease in outside professional fees.

For the year ended December 31, 2022, selling and marketing expenses increased $8.3 million, or 47%, compared to 2021, primarily due to increase in personnel costs and marketing expenses related to the Company’s acquisition of the GPS business.

General and administrative expenses

Thousands of $ For the years ended December 31	Notes	2023	2022	2021
Personnel costs	6	10,184	8,995	9,009
Depreciation	12	737	734	646
Professional fees		6,706	7,762	1,678
Public company expenses		2,701	4,025	1,108
Travel expenses		130	79	9
Offices & facilities expenses		1,266	1,142	845
Royalties to third parties		28	47	152
Board fees		366	394	314
Other expenses		892	130	154
Total general and administrative expenses		23,010	23,308	13,915

General and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with the Company’s listing, as well as allocated overhead costs (rent, utilities, insurance, etc.).

General and administrative expenses decreased in 2023 by $0.3 million or 1%. Despite an increase in personnel costs of $1.2 million, there were decreases in public company expenses as well as a decrease in professional fees from the 2022 acquisition of GPS. Professional fees for 2023 included one-time expenses related to the transition of its sole listing on NASDAQ as well as the amended asset purchase agreement with Exact Sciences.

General and administrative expenses increased in 2022 by $9.4 million or 68%, of which $3.7 million were one-time expenses related to the GPS acquisition (included in Professional fees), with the remaining $5.7 million increase primarily related to higher insurance, professional fees and public company expenses.

Amortization of intangible assets

Thousands of $ For the years ended December 31	2023	2022	2021
Research and development	3,157	2,060	1,084
Selling and marketing	1,315	878	292
General and administrative	22	231	234
Total amortization of intangible assets	4,494	3,169	1,610

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination, as detailed in Note 3.

In 2023, the Company segregated “amortization of intangible assets” from other operating categories in the statement of profit or loss and is presenting amortization of intangible assets as a separate category. Prior periods balances have been reclassified to conform to current period presentation.

NOTE 6: Personnel costs

Thousands of $ For the years ended December 31	2023	2022	2021
The number of employees at the end of the year was:
Laboratory operations	79	67	42
R&D staff	31	19	14
S&M staff	106	101	71
G&A staff	84	71	64
Total number of employees	300	258	191
Their aggregate remuneration comprised:
Wages and salaries	31,388	23,066	18,150
Social security costs	2,682	1,684	1,257
Pension costs	1,153	724	594
Health insurance expenses	5,058	3,167	2,324
Share-based compensation	665	867	1,222
Other costs	883	1,010	813
Total personnel costs	41,829	30,518	24,360

The personnel numbers in the table reflect year-end numbers, with 42 sales and marketing employees hired in August 2022 as part of the GPS acquisition.

NOTE 7: Other operating (expense) income, net

Thousands of $ For the years ended December 31	2023	2022	2021
Grant subsidies – The Netherlands	62	5	382
Grant subsidies – USA	-	-	659
Fair value adjustments	(588)	515	176
Other operating income	65	39	53
Other operating expenses	-	-	(109)
Total other operating (expense) income, net	(461)	559	1,161

Other operating (expense) income, net for the year ended December 31, 2023, primarily consisted of a negative fair value adjustment of $588,000, which primarily consisted of an adjustment for the contingent consideration liability, partially offset by a positive fair value adjustment of $37,000 related to the NovioGendix contingent liability.

Other operating (expense) income, net for the year ended December 31, 2022, primarily consisted of a positive fair value adjustment of $632,000 of the contingent consideration related to the acquisition of NovioGendix in 2015, partially offset by a negative fair value adjustment of $117,000 related to the initial Kreos drawdown derivative financial instrument.

Other operating (expense) income, net for the year ended December 31, 2021, primarily consisted of a $659,000 grant from the U.S. Department of Health and Humas Services as well as a $382,000 grant from the Dutch government NOW grants, both considered support for COVID-19 inefficiencies.

NOTE 8: Financial income and expense

Financial Income

Thousands of $ For the years ended December 31	2023	2022	2021
Interest income	1,088	125	11
Innovatus derivative instrument	719	116	-
Fair value of option to pay GPS earnout in shares	763	-	-
Financial income, net	2,570	241	11

Financial Expenses

Thousands of $ For the years ended December 31	2023	2022	2021
Interest on Kreos loan	-	(660)	(1,566)
Interest on Innovatus loan	(5,232)	(1,615)	-
Interest on other loans and leases	(350)	(361)	(309)
Kreos settlement	-	(1,047)	-
Fair value adjustments
GPS contingent consideration	(9,105)	(2,398)	-
NovioGendix contingent consideration	(49)	(197)	(194)
Kreos derivative instrument	(135)	-	(96)
Exact Sciences 5-year warrants	(2,153)	-	-
Other financial loss	(190)	(107)	(7)
GPS amendment: additional consideration payment in cash	(250)	-	-
GPS amendment: additional consideration payment in shares	(878)	-	-
Financial expenses, net	(18,342)	(6,385)	(2,172)

For the year ended December 31, 2023, financial expenses, were primarily comprised of a negative fair value adjustment for the GPS contingent consideration of $9.1 million resulting from changes in net present value, interest charges of $5.2 million related to the Innovatus debt facility (as further detailed in Note 16), and $2.2 million related to the 5-year warrant issued to Exact Sciences as part of the amended GPS asset purchase agreement (as further detailed in Note 3).

Other financial loss relates to bank costs incurred during the year.

NOTE 9: Income Tax

No income taxes were payable in view of the losses incurred by the Company. On December 31, 2023, the Company had a consolidated net tax loss carried forward amounting to $308.7 million (2022: $285.3 million; 2021: $258.5 million).

The tax losses related to MDxHealth SA in Belgium are available for carry forward. Until 2021, tax losses related to MDxHealth BV in the Netherlands are available for carry forward to a period of 6 years. As of 2022, tax losses related to MDxHealth BV in the Netherlands are available for carry forward indefinitely. The tax losses of MDxHealth Inc., related to the years beginning on or after January 1, 2018, are available for carry forward indefinitely. Tax losses related to the years before January 1, 2018, can be carried forward to a period of 20 years.

Tax credits (investment deductions) amounted to $0 in 2023, $402,000 in 2022, and $372,000 in 2021.

It is uncertain if the Company will have taxable profits in the near future to allow all or part of the deferred tax asset to be utilized and as a result, no deferred tax asset was recognized in 2023, 2022, and 2021. The tax reconciliation and the impact of the unrecognized deferred tax assets is as follows:

Thousands of $	Income Statement
For the years ended December 31	2023	2022	2021
Loss for the year	(43,100)	(44,044)	(29,002)
Income tax expense	(1)	0	0
Loss before income tax	(43,099)	(44,044)	(29,002)

Tax using the MDxHealth’s domestic tax rate	10,775	11,011	7,251
Effect of unused tax losses not recognized as deferred tax assets	(10,775)	(11,011)	(7,251)

NOTE 10: Goodwill

On August 2, 2022, the Company acquired the GPS test from Exact Sciences (refer to Note 3 for further details). The purchase price in excess of the fair value of the net assets acquired has been considered as residual goodwill for an amount of $35.9 million.

The Company is required to test Goodwill for impairment on an annual basis. The recoverable amount is determined based on a value-in-use calculation. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

The company monitors its Goodwill at the consolidated company level, which is the level of its cash generating unit (CGU) benefiting from the synergies. The recoverable amount of the CGU has been determined from the value-in-use calculation based on the Company’s cash flow projections covering a period of 5 years through December 31, 2028.

The amount by which the CGU’s recoverable value exceeds its carrying value is $88.8 million. The changes in the carrying value of Goodwill at December 31, 2023, 2022, and 2021 can be presented as follows:

Thousands of $	Goodwill
At January 1, 2022	-
Additions through business combination	35,926
Impairment	-
Currency translation adjustments	-
Carrying value at December 31, 2022	35,926
At January 1, 2023	35,926
Additions through business combination	-
Impairment	-
Currency translation adjustments	-
Carrying value at December 31, 2023	35,926

The assumptions used are as follows:

Assumptions used	December 31, 2023
Discount rate (post-tax)	12.83%
Terminal growth rate	2%

The discount rate is based on comparable companies in the industry together with company-specific risks. Terminal growth rate is based on management estimates and industry data.

The Company’s impairment review is sensitive to changes in the assumptions used, most notably the discount rate and the terminal growth rate.

An increase of 1% in the discount rate would cause the value-in-use of the CGU to reduce by $18.9 million but would not give rise to an impairment. A 1% reduction in perpetuity growth rate would cause the value-in-use of the CGU to decrease by $13.6 million but would not give rise to an impairment. Based on sensitivity analysis performed at December 31, 2023, an increase of the post-tax discount rate by 7.28% up to 20.11% would result in the carrying amount exceeding the recoverable amount.

Based on the above information, management concluded that there is no Goodwill impairment in 2023.

NOTE 11: Intangible assets

Thousands of $	Patents and Software licenses	Internally developed intangible assets	Externally acquired Intellectual property	Customers	TOTAL
Gross value
At January 1, 2022	5,134	9,323	4,500	-	18,957
Additions		1,049	325		1,374
Additions through business combination (Note 3)			36,550	8,007	44,557
Currency translation adjustments
Gross value at December 31, 2022	5,134	10,372	41,375	8,007	64,888
Accumulated amortization and impairment At January 1, 2022	(4,910)	(7,736)	(2,863)	-	(15,509)
Additions	(224)	(942)	(1,490)	(513)	(3,169)
Impairment		(44)			(44)
Accumulated amortization and impairment at December 31, 2022	(5,134)	(8,722)	(4,353)	(513)	(18,722)
Net value at December 31, 2022	0	1,650	37,022	7,494	46,166
Gross value
At January 1, 2023	5,134	10,372	41,375	8,007	64,888
Additions		2,660			2,660
Gross value at December 31, 2023	5,134	13,032	41,375	8,007	67,548
Accumulated amortization and impairment At January 1, 2023	(5,134)	(8,722)	(4,353)	(513)	(18,722)
Additions		(343)	(2,919)	(1,232)	(4,494)
Currency translation adjustments		5			5
Accumulated amortization and impairment at December 31, 2023	(5,134)	(9,060)	(7,272)	(1,745)	(23,211)
Net value at December 31, 2023	0	3,972	34,103	6,262	44,337

Amortization of intangible assets is included as a separate line in the statement of profit or loss.

The externally acquired intangible assets include technology acquired in the business combination with NovioGendix in 2015 and with the acquisition of the GPS test in August 2022, and increased by $36.6 million in 2022 due to the GPS acquisition. The estimated remaining amortization period amounts to 1.6 years for the NovioGendix IP and to 13.6 years for the GPS IP.

Customer relationships includes customers acquired in the GPS acquisition, resulting in the fair value at acquisition date of $8.0 million. The GPS customer relationships are amortized over 6.5 years, the estimated remaining amortization period amounts to 5 years.

The internally-developed intangible assets relate to the capitalized development expenses for Confirm mdx and Select mdx over the past years as well as for the development of the GPS assay in-house and our Resolve mdx assay. The estimated remaining amortization period amounts to 0.2 years for Confirm mdx and Select mdx, 4 years for GPS, and 3.3 years for Resolve mdx. In 2023, the Company capitalized $2.7 million (2022: $1.0 million; 2021: $0) in GPS and Resolve mdx development expenses.

NOTE 12: Property, plant and equipment and right of-use assets

Property, plant and equipment

Thousands of $	Laboratory equipment	Furniture	IT equipment	Leasehold improvements	TOTAL
Gross value
At January 1, 2022	5,285	569	673	1,341	7,868
Additions	1,695	104	277	713	2,789
Disposals			(258)		(258)
Exchange rate difference arising	88	(4)	(5)	4	83
Gross value at December 31, 2022	7,068	669	687	2,058	10,482

Accumulated depreciation At January 1, 2022	(4,817)	(315)	(459)	(606)	(6,197)
Additions	(276)	(72)	(159)	(166)	(673)
Disposals			258		258
Exchange rate difference arising	(91)	7	3	2	(79)
Accumulated depreciation at December 31, 2022	(5,184)	(380)	(357)	(770)	(6,691)
Net value at December 31, 2022	1,884	289	330	1,288	3,791

Gross value
At January 1, 2023	7,068	669	687	2,058	10,482
Additions	1,312	200	303	741	2,556
Disposals	-	-	(111)	-	(111)
Transfer from leases	498	-	-	-	498
Exchange rate difference arising	(62)	(2)	(2)	(2)	(68)
Gross value at December 31, 2023	8,816	867	877	2,797	13,357

Accumulated depreciation At January 1, 2023	(5,184)	(380)	(357)	(770)	(6,691)
Additions	(558)	(102)	(228)	(500)	(1,388)
Disposals	-	-	108	-	108
Transfer from leases	(498)	-	-	-	(498)
Exchange rate difference arising	62	2	2	2	68
Accumulated depreciation at December 31, 2023	(6,178)	(480)	(475)	(1,268)	(8,401)
Net value at December 31, 2023’	2,638	387	402	1,529	4,956

During 2023, the Company acquired $1.3 million of laboratory equipment and $741,000 of leasehold improvements. In 2022, the company also acquired $1.7 million of laboratory equipment and $713,000 of leasehold improvements. The primary purpose of these acquisitions was to add testing capacity for its new GPS and Resolve assays.

Right of-use assets

Thousands of $	buildings	vehicles	Equipment	TOTAL
Gross value
Balance at January 1, 2022	5,130	218	897	6,245
Additions	1,435	58	334	1,827
Exchange rate differences			(1)	(1)
Gross value at December 31, 2022	6,565	276	1,230	8,071

Accumulated depreciation
Balance at January 1, 2022	(1,929)	(129)	(840)	(2,898)
Additions	(945)	(51)	(71)	(1,067)
Exchange rate difference	-	-	(3)	(3)
Accumulated depreciation on December 31, 2022	(2,874)	(180)	(914)	(3,968)
Net value at December 31, 2022	3,691	96	316	4,103

Gross value
Balance at January 1, 2023	6,565	276	1,230	8,071
Additions	726	-	1,562	2,288
Disposals	-	(114)	(325)	(439)
Transfer to tangible assets	-	-	(498)	(498)
Gross value on December 31, 2023	7,291	162	1,970	9,423

Accumulated depreciation
Balance at January 1, 2023	(2,874)	(180)	(914)	(3,968)
Additions	(1,079)	(34)	(252)	(1,365)
Disposals	-	70	325	395
Transfer to tangible assets	-	-	498	498
Exchange rate differences	7	-	-	7
Accumulated depreciation on December 31, 2023	(3,946)	(144)	(343)	(4,433)
Net value at December 31, 2023	3,345	18	1,626	4,989

In June 2022, the company entered into a 36-month lease agreement (the “Plano lease”) for approximately 3,000 square feet of lab space in Plano, Texas with an effective date of June 2022. The Plano lease was amended in November 2022 to add approximately 1,500 square feet of office space. Under the terms of the Plano lease, the lease will automatically renew for successive 12-month periods after the end of the original term of the agreement. In December 2023, the Plano lease was amended to add approximately 1,300 square feet of office space. Under the terms of the lease agreements mentioned, the rental payments escalate through the term of each agreement and the Company is subject to additional charges for common area maintenance and other costs.

In October 2022, the company renewed its lease agreement for a term of 60 months for its facilities in Nijmegen, The Netherlands.

The new lease agreements from 2023 represent additional right of use assets of a total value of $2.3 million.

The following amounts related to leases are recognized in the statement of profit or loss:

Thousands of $	2023	2022	2021
Depreciation expense	1,187	1,067	905
Interest expense on lease liabilities	284	314	229

NOTE 13: Inventories

Thousands of $ For the years ended December 31	2023	2022
Raw materials and consumables	2,779	2,327
Total Inventories	$2,779	$2,327

Inventories are recognized at the lower of cost or net realizable value. Inventories recognized as an expense during the year ended December 31, 2023, amounted to $5.7 million (2022: $3.6 million; 2021: $3.2 million). These were included in cost of sales.

NOTE 14: Trade and other receivables

Trade receivables

Thousands of $ For the years ended December 31	2023	2022
Trade receivables	11,088	9,357
Total trade receivables	11,088	9,357

Trade receivables mainly consist of claims due from our patients’ insurance companies related to our diagnostic tests.

Considering the Company’s revenue recognition methodology further described in Note 2.7, total accounts receivable balance could be presented in relation with the claim date of each sample as follows:

A/R by claim date	Months
Thousands of $ For the year ended December 31, 2023	1-3 months	4-6 months	7-12 months	Not due	Total
Confirm mdx	2,225	876	639	-	3,740
Select mdx	291	101	128	(8)	512
Resolve mdx	1,278	629	401	-	2,308
GPS	3,237	783	508	-	4,528
Total Trade Receivables	7,031	2,389	1,676	(8)	11,088

A/R by claim date	Months
Thousands of $ For the year ended December 31, 2022	1-3 months	4-6 months	7-12 months	Not due	Total
Confirm mdx	1,865	821	765	-	3,451
Select mdx	134	101	78	25	338
Resolve mdx	1,966	458	158	-	2,582
GPS	1,907	895	-	-	2,802
Other	163	-	-	21	184
Total Trade Receivables	6,035	2,275	1,001	46	9,357

Prepaid expenses and other current assets

Thousands of $ For the years ended December 31	2023	2022
Prepayments	1,585	1,710
Deposits	110	101
Recoverable VAT	183	97
Grants to be received	-	54
Other	36	-
Total prepaid expenses and other current assets	$1,914	$1,962

Prepaid expenses mainly consist of prepaid insurance premiums and prepaid maintenance contracts.

All financial assets carried at amortized cost are shown net of expected credit losses which are not deemed material.

NOTE 15: Cash and cash equivalents

Thousands of $ For the years ended December 31	2023	2022
Cash and cash equivalents	22,380	15,503
Total cash and cash equivalents	$22,380	$15,503

The bank balances and cash held by the Company and short-term bank deposits have an original maturity of less than 3 months. The carrying amount of these assets approximates their fair value.

The Company had no restricted cash in 2023 and 2022.

NOTE 16: Loans, Borrowings, Leases obligations and other financial liabilities

Loans, Borrowings & Lease liabilities

Thousands of $ For the years ended December 31	2023	2022
Non-current loans and borrowings
Loans	35,564	34,914
Lease liabilities (*)	3,578	3,091
Total non-current loans and borrowings	$39,142	$38,005

Thousands of $ For the years ended December 31	2023	2022
Current loans and borrowings
Loans	643	616
Lease liabilities (*)	1,480	1,172
Total current loans and borrowings	$2,123	$1,788

(*)	the evolution in the right of use assets is further disclosed in Note 12.

Innovatus debt facility

On August 2, 2022, the Company entered into a $70 million loan and security agreement with Innovatus Life Sciences Lending Fund I, LP (“Innovatus”), which loan also replaced the Company’s €9 million debt facility with Kreos Capital. At closing, an amount of $35 million was drawn, with an additional $35 million remaining available as a $20 million term B loan and a $15 million term C loan that can be drawn in 2024 and 2025 respectively, subject to certain conditions whereby there can be no assurance that these conditions will be satisfied and that the Company will be able to draw any further term loan amounts under this facility. The loans are secured by assets of the Company including intellectual property rights. Remaining proceeds of the loans will be used for working capital purposes and to fund general business requirements.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. As contractually agreed, and at the election of the Company, a portion of the interest becomes payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans mature on August 2, 2027. The lenders shall have the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into shares of the Company at a price per share equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into shares of the Company will be reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consist of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans.

Security has been granted over all assets (including IP rights) owned by the Company and MDxHealth, Inc. The loan agreement contains customary financial covenants and general affirmative and negative covenants, including limitations on the Company’s ability to transfer or dispose of assets, change our business, merge with or acquire other companies, incur additional indebtedness and liens, make investments, pay dividends and conduct transactions with affiliates.

The Innovatus debt facility has been accounted for as a hybrid financial instrument which includes a host financial liability as well as an embedded derivative financial instrument being an equity conversion call option at a fixed rate of up to 15% of the aggregate outstanding principal amount through August 2, 2025.

The embedded derivative is not considered to be closely related to the host financial liability given the differences in economics and risks, and as such both are accounted for separately:

●	The host financial liability is recognized at amortized cost applying the effective interest rate method and has been accounted for as non-current loans and borrowings;

●	The embedded derivative convertible (American) call option is recognized at fair value using a binomial tree option pricing model whereby the fair value is based on the actual stock price and the estimated volatility of the Company’s shares on Nasdaq since the Company’s IPO on November 4, 2021, and through the valuation date. The volatility measured on August 2, 2022, which was the closing date of the Innovatus debt facility, was 62.85% and at December 31, 2023 was 72.92% (2022: 64.82%). Any changes to the fair value of the embedded derivative will be recognized through the statement of profit or loss. The derivative financial instrument has been accounted for as other current financial liabilities.

Kreos debt facility

As part of the new debt facility with Innovatus, the Company’s debt facility with Kreos for an outstanding principal amount of €9 million has been fully repaid in cash in September 2022, for a total amount of $10.8 million. This repayment included the two convertible loans of €180,000 ($185,364) and €202,500 ($208,535) that were not converted by Kreos and that were entered into as part of amendments to the original Kreos debt facility.

The 2022 repayment did not include the derivative financial liability for the initial Kreos drawdown fee which had an estimated fair value on December 31, 2022, of $891,000 and is included in Other financial liabilities as a separate financial instrument valued at fair-value through statement of profit or loss for the year ended December 31, 2022. This financial liability is payable upon demand in cash, or convertible into the Company’s common stock, upon election by Kreos.

In June 2023, Kreos provided notice to the Company of the cancelation of the convertible loan associated with the initial drawdown fee and requested repayment in cash. As such, Kreos was entitled to a cash repayment of €945,000 ($1.0 million) which is equal to 150% of the initial drawdown fee of €630,000. The Company has paid €472,500 ($513,419) in July 2023, and an additional €472,500 ($513,419) in October 2023, and has no further liabilities toward Kreos as of December 31, 2023.

On April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020. As of December 31, 2023, the outstanding amount on the PPP loan was $1.0 million.

In addition to the contracted loans, the Company has several lease obligations. The leases have terms of 3 to 5 years.

Maturity of loans and borrowings are as follows at the balance sheet date:

Thousands of $ For the years ended December 31	2023	2022
Loans
Within one year	643	630
Years two to five	35,564	38,439

Leases
Within one year	1,900	1,551
Years two to five	3,955	2,330

Note: all figures shown in this table are undiscounted and reflect future cash payments (capital and interests)

Other financial liabilities

Thousands of $ For the years ended December 31	2023	2022
Other financial liabilities
Other non-current financial liabilities	63,259	53,537
Other current financial liabilities	2,895	2,327
Total other financial liabilities	66,154	55,864

GPS Contingent consideration

As part of the acquisition of the GPS business from Exact Sciences in August 2022, and the subsequent amended asset purchase agreement from August 2023, an aggregate earnout amount of up to $82.5 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earnout payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss. The value of the contingent liability for GPS including the fair value adjustment accounted for under other non-current financial liabilities is $62.6 million as of December 31, 2023.

MDxHealth option to settle earnout obligation in shares

The fair value of the Company’s option to settle the earnout obligation in cash or through the issuance of additional shares of the Company, was measured using a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price. This valuation model is considered as level 3 input and was assessed at $0.8 million financial asset, as of December 31, 2023.

Exact Sciences 5-year warrants to acquire 1 million shares of MDxHealth

The fair value of the warrant held by Exact Sciences to acquire up to 1 million shares of MDxHealth was measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price. This valuation model is considered as level 3 input and was assessed at $2.2 million financial liability as of December 31, 2023.

Innovatus embedded derivative convertible call option

The embedded derivative convertible (American) call option is recognized at fair value within other current financial liabilities and is measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price. The fair value of the liability is estimated at $192,000 for the year ended December 31, 2023.

Kreos derivative financial instrument (“initial drawdown fee”)

As of December 31, 2023, the convertible loan associated with the initial drawdown fee payable to Kreos has been fully off in cash and as such, the fair value of the financial derivative has been reduced to zero as no further liabilities to Kreos exist.

As of December 31, 2022, the fair value of the financial derivative related to the initial drawdown fee of the Kreos loan was computed as the sum of the probability-weighted values of the fair values associated with each of the possible outcomes and amounted to $891,000 as of December 31, 2022. The derivative financial instrument is accounted for within other current financial liabilities for the year ended December 31, 2022.

Other financial liabilities

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015 and amounts to $1.2 million of which $550,000 is considered to be current. The contingent consideration is valued at fair value through the statement of profit or loss. The fair value of this contingent consideration is reviewed on a periodic basis. The fair value is based on a risk-adjusted future cash flows of different scenarios discounted using an interest rate of 12.83%. The structure of the possible scenarios and the probability assigned to each scenario is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios (refer to Note 26 for further details).

A reconciliation of cash and non-cash movements of loans and borrowings, lease liabilities and other financial liabilities is presented below:

Thousands of $	Loans and borrowings		Other financial liabilities
For the years ended December 31	2023	2022	2023	2022
Beginning balance	35,530	12,092	55,864	2,427
Cash movements
Loans and borrowings repaid[1] (Kreos / PPP)	(637)	(10,805)	(1,022)
Loans and borrowings received (Innovatus)		34,291
Non-cash movements
GPS Contingent Consideration				50,483
Recognition of Innovatus embedded derivative convertible call option		(1,026)		1,026
Kreos effective interest rate adjustment and extinguishment costs		1,328
Innovatus - effective interest rate adjustment	1,314	660
Foreign exchange rate impact / other		(1,010)	(4)	(35)
Fair value changes through profit and loss			11,316	1,963
Ending balance	$36,207	$35,530	$66,154	$55,864

[1]	The amount includes interest paid on loans and borrowings

Fair value adjustments recognized during 2023 for other financial liabilities relate to:

Thousands of $ For the years ended December 31	2023
Increase of NovioGendix contingent consideration	16
Increase of Kreos derivative financial instrument (“initial drawdown fee”)	135
Increase of GPS contingent consideration	9,730
Decrease of Innovatus embedded derivative convertible call option	(718)
Exact Sciences 5-Year Warrants	2,153
Total fair value adjustment	11,316

Thousands of $	Lease liabilities
For the years ended December 31	2023	2022
Opening balance	4,263	3,464
Cash movements
Repayment of lease liabilities	(1,610)	(1,358)
Non-cash movements
Interest accretion	355	314
New leases	2,050	1,843
Closing balance	5,058	4,263

NOTE 17: Contractual obligations

Thousands of $ For The Years ended December 31	2023	2022
Outstanding commitments for future minimum rent payments, which fall due as follows:
Less than one year	90	156
Years 2-5	53	60
Total contractual obligations	143	216

For 2023 and 2022, we refer to Note 12 and 16 for the lease liabilities subsequent adoption and application of IFRS 16.

Outstanding commitments for future minimum rent payments include rental fees related to leased facilities, and equipment for assets with a value below $5,000 or with short-term duration. These lease contracts can be terminated early with certain indemnity fees. All figures shown assume that the lease contracts will not be terminated early.

NOTE 18: Trade and other payables

Trade accounts payable

Thousands of $ For The Years ended December 31	2023	2022
Trade accounts payable	4,889	5,061
Accruals for invoices to be received	3,922	5,117
Total trade accounts payable	8,811	10,178

Other current liabilities

Thousands of $ For The Years ended December 31	2023	2022
Payroll	5,222	3,932
Other accruals	472	53
Total other current liabilities	5,694	3,985

NOTE 19: Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions and derivative financial instruments reported at fair value through the statement of profit or loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

Thousands of $ For The Years ended December 31	2023	2022	Fair value hierarchy
Assets
At amortized cost
Trade receivables	11,088	9,357
Cash and cash equivalents	22,380	15,503
Total financial assets	33,468	24,860

Liabilities
At fair value:
Other financial liabilities
GPS contingent consideration	62,611	52,881	Level 3
Exact Sciences 5-Year Warrants	2,153	-	Level 3
NovioGendix contingent consideration	1,198	1,182	Level 3
Innovatus derivative instrument	192	910	Level 3
Kreos derivative instrument	-	891	Level 3
Subtotal financial liabilities at fair value	66,154	55,864

At amortized cost:
Loans and borrowings	36,207	35,530	Level 2
Lease liabilities	5,058	4,263
Trade payables	8,811	10,178
Subtotal financial liabilities at amortized cost	50,076	49,971
Total financial liabilities	116,230	105,835

Recognized fair value measurements – valuation technique and principal inputs

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

●	The fair value of loans and borrowings applying the Effective Interest Rate method approximates their carrying value (level 2).

●	Innovatus debt facility: the host financial liability was obtained with a variable interest rate based upon the Prime Rate (with a floor of 4% and a margin of 4.25%)

●	Paycheck Protection Program (PPP): applying a market rate would not result in a materially different fair value which carries an interest rate of 1% and was obtained as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act

●	Kreos debt facility: Given full repayment of the convertible loan associated with the initial drawdown fee, no fair value assessment was performed as of December 31, 2023

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable to Exact Sciences (for the GPS acquisition) and NovioGendix (presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss.

o	GPS: The fair value of the contingent consideration payable to Exact Sciences is based on a probability-weighted average estimate based on multiple scenarios varying in timing and amount of earnout payment. This probability-weighted estimate of a payout of $82.5 million over the full earnout period is then discounted to its net present value taking into account expected time when earnout would become payable in 2025, 2026, and 2027. This contingent consideration was initially recorded along with the purchase price allocation of this business combination as explained in Note 3. Fair-value adjustments resulting in total charges of $10.0 million have been recorded as of December 31, 2023, of which $9.4 million is in financial expense and $0.6 million is in operating expense. The Company used a discount rate of 12.83%.

o	NovioGendix: the Company used a discount rate of 12.83%. A net positive fair value measurement of $16,000 was recognized in the 2023 consolidated financial statements, of which $37,000 in operating income and $53,000 in financial expense.

●	The fair value of the derivative financial liabilities related to the Innovatus derivative call option (as detailed in Note 16) was performed using a binomial pricing model which takes into account several factors including the expected evolution in share price and are considered as level 3 input. The fair value of the liability is estimated at $192,000 for the year ended December 31, 2023. An increase in volatility by 10% would result in an increase of the liability by $102,000, and a decrease in volatility by 10% would result in a decrease of the liability by $65,000.

●	Exact Sciences 5-Year Warrants: The fair value of the warrant held by Exact Sciences to acquire up to 1 million shares of MDxHealth was measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price starting from the share price on December 31, 2023 of $3.94 with an estimated volatility of 72.99% and a contractual strike price of $5.265. This valuation model is considered as a level 3 input and was assessed at $2.2 million financial liability as of December 31, 2023. An increase in volatility by 10% would result in an increase of the liability by $253,000, and a decrease in volatility by 10% would result in a decrease of the liability by $277,000.

●	Financial instruments are evaluated based on the mark-to-market report and the unrealized gains (loss) are recognized through the statement of profit or loss.

Fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented below:

Thousands of $	Financial Derivative Instruments (Kreos and Innovatus)		Contingent Consideration (NovioGendix and GPS)
For the years ended December 31	2023	2022	2023	2022
Beginning balance	1,801	810	54,063	1,617
Cash movements
Loans and borrowings repaid	(1,022)		(250)
Non-cash movements
GPS contingent consideration				50,483
Exact Sciences 5-year warrant			2,153
Innovatus embedded derivative convertible call option		1,026
Effective interest rate adjustment	(4)
Foreign exchange rate impact / other movements		(35)
Fair value changes through profit and loss	(719)		9,996	1,963
Change to level 1 fair value hierarchy	136
Ending balance	192	1,801	65,962	54,063

NOTE 20: Loss per share

The basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares outstanding during the year, adjusted for the 1-for-10 reverse stock split that took place in November 2023.

Years ended December 31	2023	2022	2021
Loss for the year, in thousands of $	(43,100)	(44,044)	(29,002)
Basic and diluted loss per share, in $	(1.66)	(2.78)	(2.38)

Weighted average number of shares	2023	2022	2021
Weighted average number of shares for basic and diluted loss per share	25,910,696	15,865,817	12,193,574

At December 31, 2023, 2022, and 2021, the Company had potential dilutive shares in the form of warrants, contingent considerations and convertible loans (see Note 16 and Note 24 for further details). Diluted loss per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

NOTE 21: Financial Risk Management

Capital management

Capital is comprised of equity attributable to shareholders, borrowings, and cash and cash equivalents. The Company aims to maintain a strong capital base in order to maintain investor and creditor confidence and to sustain the future development of the business. The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements, fund capital investment and purchases, and safeguard its ability to continue operating as a going concern. The Company monitors capital regularly to ensure that the statutory capital requirements are met and may propose capital increases at shareholders’ meetings to ensure the necessary capital remains intact.

Credit risk

Credit risk arises from cash and cash equivalents, short-term bank deposits, as well as credit exposure to collaboration partners. Credit risk refers to the risks that counterparty will default on its contractual obligations resulting in financial loss to the Company.

At the end of 2023, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

In the U.S. healthcare system, and particularly within the molecular diagnostic CLIA laboratory industry, where there are rapid technological advances in diagnostic services, companies provide services to healthcare professionals and their patients, while being reimbursed from commercial and governmental insurance systems. Often these services are provided out of network and without supplier contracts. As a result, there is reimbursement risk, separate from credit risk that is characterized by uncertainty in reimbursement value, delays in payment, and ultimately non-payment. This impacts the Company’s revenue recognition and cash collections.

In addition to reimbursement risk associated with commercial third-party payors, credit risk may also arise from amounts due directly from patients. In many cases, payors will cover the entire cost of testing. For example, for tests that fall under the Clinical Laboratory Fee Schedule, there is no co-payment, co-insurance or deductible for patients covered under traditional Medicare. However, patients covered by commercial insurance companies may be responsible for a co-payment, co-insurance, and/or deductible depending on the health insurance plan and individual patient benefit. Credit risk exists for those patients who cannot meet their co-payment or deductible portions.

Customers’ compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $11.1 million as of December 31, 2023, and no allowance for expected credit loss was recorded. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $22.4 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies. The Company had no exposure to Silicon Valley Bank, Silvergate Bank, or Credit Suisse.

Interest risk

During 2022, the Company entered into a 60-month loan with Innovatus for a total amount of $35 million (refer to Note 16 for further details). The loan accrues interest at a floating per annum rate equal to the sum of (a) the greater of (i) the Prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. For every increase of 0.25% in the Prime rate, the Company’s interest expense increases by approximately $90,000 per year.

In addition, on April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 1.00%. Considering the fixed interest rate, the Company is not exposed to interest risk, thus did not perform any sensitivity analysis.

Currency risk

The functional currency changed from the EURO to the U.S. Dollar as of July 1, 2014. Consequently, the currency risk is concentrated on European operations.

As of December 31, 2023, cash deposits in EURO amounted to €357,000.

The Company performed a sensitivity analysis of an increase/decrease of exchange rate on operations of 10%. The exposure of operations to the currency risk is immaterial given the limited size of the European operations and contribution to revenues versus the Company as a whole.

Liquidity risk

The Company manages liquidity risk by maintaining adequate reserves and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. At the date of this report, the Company has 2 loan agreements with banks and state institutions, and 12 leases (see Notes 12 and 16).

For the years ended December 31, 2023 Thousands of $	Less than 1 year	1-2 years	3-5 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	8,811	-	-	8,811	8,811
Loans	650	324	37,442	38,416	36,207
Lease liabilities	1,900	1,766	2,189	5,855	5,058
Total	11,361	2,090	39,631	53,082	50,076

For the years ended December 31, 2022 Thousands of $	Less than 1 year	1-2 years	3-5 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	10,178	-	-	10,178	10,178
Loans	630	630	37,809	39,069	35,530
Lease liabilities	1,324	915	2,179	4,418	4,263
Total	12,132	1,545	39,988	53,665	49,971

Note: Except for carrying amount, all figures shown in this table are undiscounted and reflect future cash payments

The Company is also committed to a potential additional cash out of an aggregate earnout amount of up to $82.5 million that could become payable in cash by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025 and payable during 2025 through 2027. At the option of MDxHealth, the earnout amounts to Exact Sciences can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5% of the outstanding shares of MDxHealth. The Company is unable to determine the exact amounts payable to Exact Sciences in each of the coming years, as those amounts are dependent on the GPS revenues that the Company will achieve in 2024 and 2025.

Other risks

The Company subscribes to certain insurance policies to cover matters such as (i) fire, theft, and other damage to its assets, (ii) product and liability insurance and clinical trial insurance, and (iii) D&O insurance. To date, no significant claims have been made under these insurance policies and there is no guarantee that the insurances will cover all damages if they should ever occur.

NOTE 22: Share capital and reserves

At December 31, 2023 and 2022, the Company’s share capital was represented by the following number of shares, adjusted for the 1-for-10 reverse stock split that took place in November 2023. Only one class of shares (common shares) exists and they have no par value.

For the Years ended December 31	2023	2022
Common shares	27,288,093	16,288,093
Total outstanding shares	27,288,093	16,288,093

On August 11, 2022, to settle a portion of the purchase price for the acquisition by the Company of the GPS test from Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation) announced on August 2, 2022, the Company issued 691,171 shares, at a price per share of $7.23, totaling $5 million. As a result, the Company’s share capital has increased from €118,662,067.69 to €123,539,165.19 and the number of issued and outstanding shares has increased from 15,596,922 to 16,288,093 ordinary shares.

In March 2023, the Company completed a registered public offering of 10.75 million shares at a price to the public of $4 per share for total gross proceeds of $43.0 million before deducting commissions and offering expenses of $3.4 million. As a result, the Company’s share capital has increased from €123,539,165.19 to €163,471,629.58, and the number of issued and outstanding shares has increased from 16,288,093 to 27,038,093 ordinary shares.

On August 23, 2023, the Company and Exact Sciences Corporation amended their existing Oncotype DX GPS prostate cancer business asset purchase agreement, deferring the Company’s initial earnout payment by 3 years, from 2024 to 2027. As part of this amendment, the Company issued Exact Sciences 250,000 of the Company’s shares. As a result of this issuance, the Company’s share capital increased from €163,471,629.58 to €164,302,752.89 and the number of issued and outstanding shares has increased from 27,038,093 to 27,288,093 ordinary shares.

	Thousands of $		Thousands of €
For the Years ended December 31	Share Capital	Issuance Premium	Share Capital	Issuance Premium
As of January 1, 2022	128,454	153,177	106,099	126,481
August 2022 – Issuance of 691,171 shares (*)	5,000		4,876
As of December 31, 2022	133,454	153,177	110,975	126,481
March 2023 – Issuance of 10,750,000 shares (*)	39,599		36,612
August 2023 – Issuance of 250,000 shares	878		812
As of December 31, 2023	173,931	153,177	148,398	126,481

(*)	net of expenses

The capital stock and the issuance premium amounted to the following:

	Thousands of $		Thousands of €
For the Years ended December 31	2023	2022	2023	2022
Share Capital as per statutory accounts	192,297	148,419	164,303	123,539
Capital increase costs	(18,366)	(14,965)	(15,905)	(12,564)
Share capital under IFRS	173,931	133,454	148,398	110,975
Issuance premium	153,177	153,177	126,481	126,481
Share capital and issuance premium	327,108	286,631	274,879	237,456

The history of the Share Capital can be found in “General Information; Capital and Shares”.

By virtue of the resolution of the extraordinary general shareholders’ meeting of the Company held on May 27, 2021, which entered into force on June 1, 2021, the board of directors of the Company has been granted certain powers to increase the Company’s share capital in the framework of the authorized capital. The powers under the authorized capital have been set out in article 6 of the Company’s articles of association.

Pursuant to the authorization granted by the extraordinary general shareholders’ meeting of June 30, 2023, the board of directors was authorized to increase the share capital of the Company on one or several occasions by a maximum aggregate amount of €163,471,629.58 (excluding issue premium, as the case may be) for a period of 5 years as from July 7, 2023.

The board of directors has used its powers under the authorized capital on the occasion of the amendment of its agreement with Exact Sciences, by issuing 250,000 new shares to Exact Sciences. As a result, the board of directors therefore still has the authority under the authorized capital to increase the Company’s share capital with an aggregate amount of €162,640,506.27 (excluding issue premium, as the case may be).

In addition to the outstanding shares of the Company:

●	a total of 2,060,000 subscription rights of the Company have been created, of which 1,851,750 subscription rights have been granted as of December 31, 2023, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to a total of 1,637,773 new shares with voting rights (see Note 24 for further details). The remaining 208,250 subscription rights have not yet been granted and are currently still managed by the Company’s board of directors;

●	under the loan and security agreement entered into by the Company and Innovatus Capital Partners in August 2022, Innovatus has the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans (by means of a contribution in kind of the relevant payables due by the Company under the loans) into shares of the Company at a conversion price per share equal to $11.21 (see note 16 for further details).

NOTE 23: Retirement benefit plans

The Company operates defined contribution plans for all its qualifying employees. The assets of these plans are held separately from those of the Company in designated funds.

A total cost of $1.2 million in 2023 (2022: $724,000) represents contributions payable to these plans by the Company at rates specified in the rules of the plans.

The employees of the Company in Belgium are members of a state-managed retirement benefit plan operated by the government (i.e., legal pension) and are members of a bank-operated private pension plan. The Company is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund the benefits. The obligation of the Company with respect to the retirement benefit plan is to make the specified contributions.

Because the Company must guarantee the statutory minimum return on these plans, not all actuarial and investment risks relating to these plans are transferred to the insurance company or pension fund managing the plans. The Company has considered the potential impact of the employer’s obligation to guarantee a minimum return and that this was assessed not to be significant.

NOTE 24: Share-based payments

Warrants are granted to employees, consultants or directors of the Company and its subsidiaries. Each warrant entitles its holders to subscribe to one new share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the occasion of their issuance. The warrants issued generally have a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void.

On November 13, 2023, the company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”). Although the number of warrants does not change, the reverse stock split affects the number of shares into which the original number of warrants are convertible. Therefore, all share amounts were adjusted to reflect the Share Consolidation.

This section provides an overview of the outstanding warrants as of December 31, 2023. The warrants were created within the context of share-based incentive plans for employees, directors and consultants of the Company.

The Company has created several pools of warrants under stock option plans for grant to eligible employees, directors, and consultants. Stock option plans were announced on June 23, 2014 (150,000), June 19, 2017 (250,000), June 21, 2019 (300,000), May 27, 2021 (360,000), May 25, 2022 (500,000), and June 30, 2023 (500,000) for a total amount of 2,060,000 warrants created.

Outstanding warrants	2023	2022
Warrants created	2,060,000	1,731,080
Warrants available for grant	(208,250)	(163,750)
Warrants granted	1,851,750	1,567,330
Warrants terminated or lapsed	(213,977)	(283,840)
Warrants exercised	-	(57,712)
Total outstanding at December 31	1,637,773	1,225,778

As of December 31, 2023, there are 1,637,773 warrants outstanding, entitling their holders to subscribe to 1,637,773 shares of the Company.

For the year 2023, 455,500 (2022: 393,050) warrants were granted, 43,505 warrants (2022: 59,035) were terminated or lapsed, no warrants (2022: 0) were exercised, and 237,789 warrants (2022: 212,702) were vested.

Number of potential shares from outstanding warrants	2023	2022
As of January 1	1,225,778	891,763
Number of warrants cancelled/forfeited during the year	(43,505)	(59,035)
Number of warrants granted during the year	455,500	393,050
As of December 31	1,637,773	1,225,778

The share-based compensation expense recognized in the consolidated statement of profit or loss is given below as is the cumulated amount per the consolidated statement of financial position:

Thousands of $ Years ended December 31	2023	2022	2021
Share-based compensation in consolidated statement of profit or loss	665	867	1,222
Cumulated Share-based compensation in equity	12,139	11,474	10,607

The Cumulated Share-based compensation amount is part of the Total Shareholders’ Equity on the Consolidated statement of financial position. This amount is presented on the Consolidated statement of financial position for both exercised and non-exercised warrants.

In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans:

●	The warrants granted to directors under the June 23, 2014 Stock Option Plan, the June 21, 2019 Stock Option Plan, the May 27, 2021 Stock Option Plan, the May 25, 2022, and the June 30, 2023 Stock Option Plan, all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated.

●	The warrants granted to beneficiaries who are not directors under the June 23, 2014 Stock Option Plan all vest in instalments of 25% per year, the first tranche of 25% vesting on the first anniversary date of the date of grant and the following tranches vesting on a quarterly basis.

●	The warrants granted to beneficiaries who are not directors under the June 21, 2019 Stock Option Plan, the May 27, 2021 Stock Option Plan, the May 25, 2022, and the June 30, 2023 Stock Option Plan may adopt a manual or custom vesting procedure under certain conditions or a particular vesting period over 3 or 4 years.

The table below presents the outstanding warrants and their exercise price at the end of each accounting year covered by the financial statements:

	Warrants	Weighted average exercise price (€)	Potential shares from exercise of warrants	Weighted average exercise price per potential share (€)
Granted in 2022	393,050	6.76	393,050	6.76
Outstanding at December 31, 2022	1,225,778	12.34	1,225,778	12.34
Granted in 2023	455,500	2.91	455,500	2.91
Outstanding at December 31, 2023	1,637,773	9.64	1,637,773	9.64
Exercisable at December 31, 2023	759,841	14.07	759,841	14.07

The following table provides an overview of the outstanding potential shares from warrants per personnel category at December 31, 2023 and 2022:

Category	2023	2022
Executive Director	489,375	395,000
Non-Executive Directors	25,650	24,800
Management team (excluding the Executive Director)	517,912	408,300
Other employees, consultants, and former service providers	604,836	397,678
Total outstanding at December 31	1,637,773	1,225,778

The weighted average exercise price of all outstanding warrants (vested and non-vested warrants; assuming 1 warrant = 1 share) is €9.64 or $10.43 at December 31, 2023 (€12.34 or $13.25 at December 31, 2022; €15.28 or $17.27 at December 31, 2021). The weighted average remaining contractual life of all outstanding warrants at the end of 2023 is 7.11 years (2022: 7.31 years; 2021: 7.18 years).

The fair value of each warrant is estimated on the date of grant using the Black-Scholes methodology with the following assumptions:

	Number of warrants granted			Expected	Expected	Risk-free	Expected duration (months)
Dates	to Belgian benef.	to other benef.	Exercise price (€)	dividend Yield	stock price volatility	interest rate	to Belgian benef.	to other benef.
23-Jun-14	1,200	1,200	€41.30	-	48.12%	1.78%	75.32	63.29
10-Dec-14	-	17,500	€40.10	-	46.93%	1.01%	69.73	57.70
09-Feb-15	6,000	9,500	€44.90	-	46.75%	0.62%	79.73	61.71
01-Apr-15	-	300	€50.20	-	47.42%	0.40%	72.03	54.02
01-May-15	-	2,000	€50.50	-	46.59%	0.62%	71.05	53.03
29-May-15	2,000	3,000	€49.10	-	46.52%	0.81%	64.14	52.11
01-Jun-15	-	600	€49.00	-	46.58%	0.81%	70.03	52.01
01-Jul-15	-	400	€46.20	-	47.02%	1.27%	69.04	51.02
01-Aug-15	-	400	€46.40	-	46.54%	0.98%	68.02	50.00
01-Sep-15	-	1,000	€42.40	-	49.31%	1.15%	73.02	48.99
01-Oct-15	-	8,300	€42.00	-	48.99%	0.90%	72.03	54.02
01-Nov-15	-	400	€38.10	-	50.88%	0.92%	71.01	53.00
01-Dec-15	-	1,800	€38.90	-	51.18%	0.85%	70.03	52.01
01-Jan-16	-	400	€37.90	-	51.12%	1.06%	69.01	50.99
04-Feb-16	-	1,000	€41.30	-	51.18%	0.85%	67.89	49.87
04-Feb-16	5,000	13,400	€37.80	-	52.49%	0.72%	67.89	49.87
22-Apr-16	-	5,200	€36.20	-	53.40%	0.58%	65.33	53.33
27-May-16	3,000	4,000	€41.30	-	51.85%	0.54%	64.11	52.11
01-Jun-16	-	200	€34.30	-	53.73%	0.49%	64.01	52.01
01-Aug-16	-	400	€36.20	-	53.51%	0.16%	62.01	50.01
21-Oct-16	-	2,000	€44.40	-	54.19%	0.28%	59.34	47.34
22-Jan-16	-	2,000	€38.30	-	52.81%	0.86%	68.32	56.32
01-Dec-16	-	2,200	€46.50	-	54.16%	0.75%	57.99	39.98
01-Jan-17	-	1,900	€45.60	-	53.84%	0.73%	56.98	50.96
01-Mar-17	-	9,500	€52.60	-	52.62%	0.68%	55.04	49.02
01-Apr-17	-	1,800	€54.10	-	51.80%	0.81%	54.02	48.00
11-Apr-17	2,000	20,000	€53.50	-	51.83%	0.72%	65.68	47.67
1-Jun-17	-	200	€50.10	-	51.86%	0.59%	52.01	52.01
1-Jul-17	-	2,200	€49.60	-	50.94%	0.77%	63.02	44.98
29-Jul-17	-	800	€47.20	-	50.95%	0.87%	50.10	44.05
01-Sep-17	-	3,400	€49.20	-	48.08%	0.71%	60.99	42.97
01-Oct-17	-	7,000	€48.00	-	47.32%	0.76%	53.98	41.95
02-Nov-17	-	9,900	€46.10	-	45.23%	0.66%	52.93	40.90
1-Dec-17	-	600	€39.20	-	46.50%	0.56%	51.98	39.98
20-Jun-17	3,000	3,000	€49.70	-	51.57%	0.59%	81.40	63.39
27-Jun-17	25,000		€49.80	-	51.04%	0.66%	81.17	63.16
01-Apr-18	-	4,200	€37.70	-	46.08%	0.76%	54.02	42.02
01-May-18	-	800	€36.40	-	46.27%	0.82%	53.03	41.03
01-Jun-18	5,000	3,200	€49.70	-	46.15%	0.77%	52.01	40.01
01-Aug-18		7,000	€37.40	-	44.09%	0.79%	62.00	55.96
05-Dec-18	-	2,000	€17.30	-	57.56%	0.79%	45.86	33.86
24-Jan-19	-	19,100	€16.40	-	67.56%	0.77%	62.24	50.20
16-May-19	-	150,800	€14.90	-	75.78%	0.38%	58.55	46.52
01-Nov-19	-	800	€10.10	-	82.15%	0.00%	64.99	46.98
01-Dec-19	-	1,200	€10.20	-	81.95%	0.00%	64.01	45.99

	Number of warrants granted			Expected	Expected	Risk-free	Expected duration (months)
Dates	to Belgian benef.	to other benef.	Exercise price (€)	dividend Yield	stock price volatility	interest rate	to Belgian benef.	to other benef.
01-Feb-20	-	200	€9.80	-	80.26%	0.00%	61.97	49.67
01-Jun-20	-	600	€8.50	-	86.64%	0.00%	57.99	45.99
01-Oct-20	-	200	€8.00	-	85.20%	0.00%	53.95	35.97
15-Jul-20	-	22,500	€8.00	-	85.89%	0.00%	56.51	38.53
01-Jul-19	6,000	2,000	€12.80	-	78.70%	0.07%	69.01	51.02
24-Jul-19	-	98,000	€12.40	-	78.64%	0.00%	68.25	50.27
15-Jul-20	-	159,800	€8.00	-	85.89%	0.00%	56.52	38.53
30-Jul-20	2,000	-	€12.80	-	87.02%	0.00%	56.02	38.04
01-Oct-20	-	1,000	€12.80	-	85.20%	0.00%	53.95	35.97
01-Mar-21	-	200	€10.80	-	65.06%	0.00%	48.99	31.00
03-May-21	-	800	€11.60	-	64.59%	0.01%	46.92	28.93
01-Jun-21	-	400	€11.80	-	65.82%	0.01%	45.96	27.98
27-Jul-21	-	3,000	€13.60	-	63.36%	0.00%	44.12	26.14
27-Jul-21	-	20,250	€13.60	-	63.36%	0.00%	44.12	26.14
24-Nov-21	-	4,000	€10.50	-	60.78%	0.14%	49.25	37.25
03-Jul-21	-	257,000	€13.75	-	63.10%	0.04%	44.91	26.93
07-Jul-21	-	60,000	€13.85	-	63.11%	0.00%	44.78	26.79
06-May-22	-	500	€7.50	-	53.16%	1.64%	58.85	52.87
04-Aug-22	-	3,800	€7.97	-	55.63%	1.41%	55.89	49.91
03-Aug-22	-	42,500	€6.84	-	57.05%	1.50%	67.96	55.92
03-Aug-22	-	312,500	€6.84	-	57.05%	1.50%	73.97	61.94
04-Aug-22	-	1,000	€7.97	-	55.63%	1.41%	73.94	61.91
01-Oct-22	-	31,250	€7.40	-	57.26%	2.77%	72.03	60.00
01-Dec-22	-	1,500	€7.40	-	58.30%	2.40%	69.67	63.65
25-Mar-23	-	30,500	€3.20	-	71.42%	2.75%	72.26	60.26
3-May-23	-	11,000	€3.30	-	73.64%	2.92%	77.01	65.01
27-Apr-23	-	25,000	€3.20	-	73.60%	3.10%	77.21	65.21
22-Jun-23	-	1,000	€3.60	-	72.54%	3.11%	81.34	69.34
30-Jun-23	-	255,000	€2.90	-	72.62%	3.09%	81.07	69.07
04-Jul-23	-	1,000	€3.00	-	72.60%	3.14%	80.94	68.94
05-Sep-23	-	500	€3.00	-	73.75%	3.23%	72.90	60.90
18-Sep-23	-	85,000	€2.78	-	73.70%	3.34%	72.48	60.48
18-Sep-23	-	37,500	€2.78	-	73.70%	3.34%	78.44	66.44
09-Nov-23	-	1,500	€3.09	-	77.60%	3.32%	52.73	40.70
09-Nov-23	-	7,500	€3.09	-	77.60%	3.32%	76.75	64.75

The above inputs for the Black-Scholes model have been determined based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

●	On November 27, 2023 the Company announced its transition to a single listing on Nasdaq which repositioned the Company’s shares from the Euronext Brussels trading system to the Nasdaq trading system. Since there were no shares granted following this delisting date, the risk-free interest rate is based on the interest rate applicable for the 10-year Belgian government bond at the grant date.

NOTE 25: Related parties

Transactions between the Company and its employees, consultants or Directors are described below. There were no other related party transactions.

Remuneration of key management personnel

During the year ended December 31, 2023, the executive management team included four members:

1.	Chief Executive Officer, Mr. Michael K. McGarrity

2.	Executive Vice President of Corporate Development & General Counsel, Mr. Joseph Sollee

3.	Chief Financial Officer, Mr. Ron Kalfus

4.	Chief Commercial Officer, Mr. John Bellano

Their combined remuneration package, including employer taxes, amounted to the following:

Thousands of $ except per personnel, warrants & share amounts For The Years ended December 31	2023	2022	2021
Number of management members and Executive Directors	4	4	4
Short-term employee benefits	1,967	1,550	1,545
Post-employment benefits	48	54	52
Other employment costs	216	219	207
Total benefits	2,231	1,822	1,804
IFRS share-based compensation expense	909	863	982
Number of warrants offered	220,000	220,000	220,000
Cumulative outstanding warrants	1,007,287	808,800	588,800
Exercisable warrants	644,283	361,864	128,223

The following table sets forth the number of warrants that were exercised, granted and accepted in aggregate by the four members of the executive management team:

	2023	2022	2021
Number of warrants exercised	0	0	0
Number of new warrants granted and accepted	220,000	220,000	220,000
Annualized IFRS cost for existing warrants	$909,000	$863,000	$982,000

No loans, quasi-loans or other guarantees are outstanding with members of the executive management team.

Remuneration of the Board

The total remuneration of the Board of Directors (including the Executive Director) in 2023, 2022, and 2021 was $1,090,000, $876,000, and $863,000, respectively (excluding VAT, share-based compensation and reimbursement of expenses). No advances or credits have been granted to any member of the Board of Directors. None of the members of the Board of Directors have received any non-monetary remuneration other than warrants as disclosed above.

Transactions with Non-Executive Directors

Since 2012, the Non-Independent Directors do not receive a fee payment for attending and preparing for Board meetings or for assisting the Company with Board matters. They receive reimbursement for expenses directly related to the Board meetings, totaling less than $29,000 in 2023.

The Independent Directors receive a fee for attending and preparing meetings of the Board of Directors and for assisting the Company with Board matters, and they receive reimbursement for expenses directly related to the Board meetings. In 2023, 2022, and 2021, fees and expense reimbursement in the amount of $337,000, $314,000, and $302,000, respectively, were paid to independent members of the Board of Directors.

Warrants to subscribe to 1,000 new shares were granted to Jan Pensaert, acting through Valiance Advisors LLP, in July, 2023. No other warrants were granted to Non-Executive Directors in 2023. No warrants were exercised in 2023 by Non-Executive Directors.

NOTE 26: Significant agreements, commitments and contingencies

Fair value of Other financial liabilities

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015. The Company is contractually required to pay at maturity to the holder of the obligation the amount of maximum $2.2 million. Based on its judgement and estimates, management believes future milestones will be paid in 2024 or 2025. The fair value of this contingent consideration as of December 31, 2023, is estimated at $1.2 million (2022: $1.2 million) and was accounted for as other financial liabilities (current and non-current) as detailed in Note 16.

The contingent consideration related to the acquisition of the GPS business from Exact Sciences in August 2022 (as detailed in Note 3), has been assessed at $50.5 million which has been accounted for under other non-current liabilities as further detailed in Note 3. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss. The value of the contingent liability for GPS is $62.6 million as of December 31, 2023 (2022: $52.9 million) and was accounted for as other non-current financial liabilities as detailed in Note 16.

Collaborative research agreements and clinical research agreements

The Company has entered into multiple agreements with universities, medical centers and external researchers for research and development work and for the validation of the Company’s technology and products. These agreements typically have durations of one to three years, and may include fixed fees to the collaborators in exchange for access and rights to the results of the work. In addition, MDxHealth collaborates on research and clinical development with leading academic and government cancer research institutes. These relationships provide the Company with additional resources and expertise for clinical marker validation as well as access to patient samples for testing.

Intellectual property in-licensing agreements

The Company has entered into numerous agreements with universities and companies for in-licensing intellectual property. These agreements typically require the Company to pay an up-front fee, annual maintenance fees and/or minimum annual royalty fees, legal fees related to the patents, and certain milestone and royalty fees if the patents are eventually used in a commercialized product. In addition, the Company must provide the licensor with periodic reports.

Commercial and intellectual property sub-licensing agreements

The Company has entered into multiple partnering and sub-licensing agreements. With regards to the Company’s developed tests, the Company has entered into a range of marketing and sales arrangements with commercial entities. These important relationships provide the Company with additional resources and infrastructure to expand the geographic reach and awareness of the Company’s solutions, primarily in relation to the Confirm mdx and Select mdx tests.

In regard to intellectual property that MDxHealth has developed or improved, MDxHealth has sublicensed certain of its non-core technologies to commercial partners, several of whom have launched products that generate royalties and other fees. These sublicenses include an exclusive sublicense to Laboratory Corporation of America (LabCorp) for the MGMT test, which LabCorp began to commercialize in North America in 2008, and an exclusive sublicense to Vesica Health, Inc. for the Company’s patented AssureMDx test for the purpose of bladder cancer detection on a worldwide basis.

Litigation

As of the date of this document and as far as MDxHealth is aware, the Company is not involved in any material legal proceedings.

NOTE 27: Subsidiaries

The Company has the following two wholly-owned direct subsidiaries:

MDxHealth Inc.
Address	15279 Alton Parkway – Suite 100 – Irvine, CA 92618
Incorporation Date	April 14, 2003

MDxHealth B.V.
Address	Transistorweg 5, 6534 AT Nijmegen, The Netherlands
Incorporation Date	October 18, 2006
Incorporated into MDxHealth on	September 18, 2015

NOTE 28: Principal audit fees and services

During the past fiscal year, in addition to their usual activity, the statutory auditor performed additional activities on behalf of the Company mainly for the issuance of special reports related to warrant plans, grant report certification, for participation to the audit committees and for participation to special projects.

The detail is presented in the table below:

	in thousands of $			in thousands of €
For the years ended December 31	2023	2022	2021	2023	2022	2021
Audit fee for statutory and consolidated financials	408	239	182	378	226	155
Other audit fees	-	191	183	-	180	156
Audit related and other services	40	42	17	37	39	14
Total	448	472	382	415	445	325

NOTE 29: Subsequent events

OrbiMed Credit Agreement

On May 1, 2024, the Company entered into a credit agreement, by and between the Company, as guarantor, MDxHealth, Inc., a wholly-owned subsidiary of the Company, as borrower, and one or more affiliates of OrbiMed as lenders and administrative agent.

The credit agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million, of which (i) $55 million was advanced on the date of closing, (ii) $25 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2025, subject to certain net revenue requirements and other customary conditions, and, and (iii) $20 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions.

All obligations under the OrbiMed credit agreement are guaranteed by the Company and all of the Company’s subsidiaries (other than MDxHealth, Inc. and subject to certain exceptions) and secured by substantially all of MDxHealth, Inc.’s and each guarantor’s assets. If, for any quarter until the maturity date of the loan facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the OrbiMed credit agreement, MDxHealth, Inc. shall be required to repay the outstanding principal amount of the loan facility in equal monthly instalments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the loan facility. MDxHealth, Inc. shall repay amounts outstanding under the loan facility in full immediately upon an acceleration as a result of an event of default as set forth in the credit agreement, together with a repayment premium and other fees.

During the term of the loan facility, interest payable in cash by MDxHealth, Inc. shall accrue on any outstanding amounts under the loan facility at a rate per annum equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the loan facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. MDxHealth, Inc. will pay certain fees with respect to the loan facility, including an upfront fee, an unused fee on the undrawn portion of the loan facility, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses of OrbiMed.

The Company also agreed to issue warrants to affiliates of OrbiMed to subscribe for up to 1,243,060 new ordinary shares, with no par value, at an exercise price of $2.41 per ordinary share. The issuance of the warrants is subject to an approval by an extraordinary general shareholders’ meeting of the Company, to be convened by the Company. The warrants will have a term of five years from their issuance date. The warrants’ terms and conditions will contain customary share adjustment provisions, as well as weighted average price protection in certain circumstances.

As part of the OrbiMed credit facility, the Company repaid in full its existing $35 million debt facility with Innovatus.

ATM Facility

On April 30, 2024, the Company entered into a sales agreement with TD Securities (USA) LLC (“TD Cowen”) with respect to an equity offering program under which the Company may offer and sell Company’s ordinary shares, no par value, having an aggregate offering price of up to USD 50.0 million from time to time, through TD Cowen as its sales agent.

Sales of Company’s ordinary shares, if any, in the offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, from time to time. TD Cowen is not required to sell any specific number or dollar amount of securities but, will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ordinary shares requested to be sold by the Company, consistent with TD Cowen’s normal sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Company will pay TD Cowen a commission equal to three percent (3.0%) of the gross sales price per ordinary shares sold through TD Cowen under the sales agreement and also has agreed to provide indemnification and contribution to TD Cowen with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company is not obligated to make any sales of ordinary shares pursuant to the sales agreement. The facility will terminate upon the earlier of (i) the sale of all ordinary shares subject to the sales agreement and (ii) the termination of the sales agreement as permitted therein. Each of the Company and TD Cowen may terminate the sales agreement at any time upon four days’ prior notice.